ELEMENTAL ROYALTY ANNOUNCES AMENDED AND UPSIZED CREDIT FACILITY TO UP TO US$200M

March 2, 2026, Denver, Colorado: Elemental Royalty Corporation (TSXV: ELE) (NASDAQ: ELE) ("Elemental" or the "Company") is pleased to announce the signing of an amendment to the Company’s existing Revolving Credit Facility (the “Facility”), which has now been upsized to US$150 million with a US$50 million Accordion feature (the “Accordion”). National Bank Capital Markets and Canadian Imperial Bank of Commerce (“CIBC”) acted as Co-Lead Arrangers on the transaction, with National Bank Capital Markets also acting as Sole Bookrunner.  National Bank of Canada (“NBC”) acted as Administrative Agent.  Each of NBC, CIBC and The Bank of Nova Scotia (“Scotia”) acted as Lenders (together “the Lenders”).

Highlights

  US$150 million Revolving Credit Facility with NBC, CIBC, and Scotia
  US$50 million Accordion feature available, subject to certain conditions
  Expanded Credit Facility solidifies Elemental's strong foundation from which to transact on further accretive royalties and stream opportunities
  The Facility matures on February 27, 2029

Stefan Wenger, Chief Financial Officer of Elemental Royalty, commented: "Upsizing our credit facility represents a strong vote of confidence from our banking partners at NBC, CIBC, and Scotia, and reflects the momentum of our business following a transformational year in 2025, which included our merger and our listing on Nasdaq. This expanded capacity enhances Elemental's strong cash position and financial flexibility and provides additional headroom to support more material future transactions. We're pleased to have secured the facility on attractive terms, reinforcing our disciplined approach to capital management and our focus on long-term stakeholder value."

Terms of the Transaction

The Company has entered into an agreement with NBC, CIBC, and Scotia for a US$150 million Facility, with an option to increase to a total of US$200 million through an Accordion facility of US$50 million, subject to the satisfaction of certain conditions. This is an amendment to the currently undrawn facility of US$50 million.

The Facility has a term of three years, extendable through mutual agreement between Elemental and the Lenders. Depending on the Company's leverage ratio, the amounts drawn on the Facility are subject to interest at SOFR plus 2.25%-3.5% per annum and the undrawn portion is subject to a standby fee of 0.50%-0.78% per annum.

The Facility has been entered into by Elemental as borrower, NBC as Administrative Agent, National Bank Capital Markets as Sole Bookrunner and Co-Lead Arranger, CIBC as Co-Lead Arranger and Syndication Agent.

For further information contact:

David M. Cole	info@elementalroyalty.com
CEO

Tara Vivian-Neal,	investor@elementalroyalty.com
Investor Relations

www.elementalroyalty.com

Phone: +1 (604) 688-6390

TSX.V: ELE | NASDAQ: ELE | ISIN: CA28620K1066 | CUSIP: 28620K

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Elemental Royalty Corporation | www.elementalroyalty.com

info@elementalroyalty.com

About Elemental Royalty Corporation.

Elemental Royalty is a new mid-tier, gold-focused streaming and royalty company with a globally diversified portfolio of 18 producing assets and more than 200 royalties, anchored by cornerstone assets and operated by world-class mining partners. Formed through the merger of Elemental Altus and EMX, the Company combines Elemental Altus's track record of accretive royalty acquisitions with EMX's strengths in royalty generation and disciplined growth. This complementary strategy delivers both immediate cash flow and long-term value creation, supported by a best-in-class asset base, diversified production, and sector-leading management expertise.

Elemental Royalty trades on the TSX Venture Exchange and on NASDAQ under the ticker Symbol "ELE".

Forward-Looking Statements

This news release contains certain "forward looking statements" and certain "forward-looking information" as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology (including negative and grammatical variations thereof).

Forward-looking statements and information include, but are not limited to, statements regarding future royalties and future consideration payments or issuances of shares, or other statements that are not statements of fact. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

Financial outlook contained in this news release includes: the Company's 2025 cash position of approximately $53 million (as the Company's audited annual financial statements are not yet completed).

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Elemental Royalty to control or predict, that may cause Element's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the impact of general business and economic conditions, the absence of control over the mining operations from which Elemental will receive royalties, risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with Elemental's expectations; accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. For a discussion of important factors which could cause actual results to differ from forward-looking statements, refer to the annual information form of Elemental for the year ended December 31, 2024. Elemental Royalty undertakes no obligation to update forward-looking statements and information except as required by applicable law. Such forward-looking statements and information represents management's best judgment based on information currently available. No forward-looking statement or information can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

Neither the TSX-V, its Regulation Service Provider (as that term is defined in the policies of the TSX-V), or the Nasdaq Stock Market LLC accepts responsibility for the adequacy or accuracy of this press release.

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Elemental Royalty Corporation | www.elementalroyalty.com

info@elementalroyalty.com